UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aquestive Therapeutics Inc.

File No. 333-225924 - CF#36233

———————————

Aquestive Therapeutics Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form S-1 filed on June 27, 2018 as amended on July 16, 2018.

Based on representations by Aquestive Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through July 15, 2026
Exhibit 10.10	through July 15, 2026
Exhibit 10.11	through July 15, 2026
Exhibit 10.12	through July 15, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office